

October 24, 2012

Via E-mail
Mr. Jeff Baisley
Chief Financial Officer
Graham Capital Management L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund I LLC and Graham Alternative
> Investment Fund II LLC (the "Registrants")**
> **Form 10-K for the fiscal year ended December 31, 2011 for the Registrants**
> **Filed March 30, 2012 for each of the Registrants**
> **File Nos. 0-53965 and 0-53967, respectively**

Dear Mr. Baisley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Graham Alternative Investment Fund I LLC for the Year Ended December 31, 2011

Financial Statements of Graham Alternative Investment Fund I LLC

Report of Independent Registered Public Accounting Firm

1. We note that the auditors' reports on pages 32, 47 and 99 do not include the signature and do not include the city/state of the issuing auditor. Please confirm to us whether or not the hand signed opinions maintained at your offices include such details. Additionally, please amend your filing to include auditors' reports that include the signature and

city/state of the issuing auditor. Finally, please apply this comment to the Financial
Statements of Graham Alternative Investment Fund II LLC.

Item 9A: Controls and Procedures, page 128

2. Your disclosure refers to transition guidance and does not affirmatively indicate that you
conducted the evaluation of your internal control over financial reporting, as required by
Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as
to the effectiveness of your internal control over financial reporting, as required by Item
308T(a) of Regulation S-K. Since you were required to file or filed an annual report for
the prior fiscal year, it appears you are required to report on your management's
assessment of internal control over financial reporting within your Form 10-K filing for
the year ended December 31, 2011.

If your management has not yet performed its assessment, we ask that you complete your
evaluation and amend your filing to provide the required management's report on internal
control over financial reporting.

In addition, please consider whether management's failure to perform or complete
its report on internal control over financial reporting impacts its conclusions
regarding the effectiveness of your disclosure controls and procedures *as of the
end of the fiscal year* covered by the report and revise your disclosure as
appropriate.

Further, we note that you filed your Principal Executive Officer and Principal
Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please
revise these certifications to include the introductory language of paragraph 4
of Item 601(b)(31) of Regulation S-K.

Please note that the failure to perform management's assessment adversely affects
the company's and its shareholders ability to avail themselves of rules and forms
that are predicated on the current or timely filing of Exchange Act reports. For
further information regarding these impacts, please see Compliance and
Disclosure Interpretation 115.02, which you can find at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Finally, please apply this comment to Graham Alternative Investment Fund II
LLC's Form 10-K for the year ended December 31, 2011.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant